THIRD AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN AGREEMENT
DATED AS OF MAY 10, 2022
BETWEEN
TRICON RESIDENTIAL INC.
AND
TSX TRUST COMPANY
AS RIGHTS AGENT

THIRD AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN AGREEMENT
THIRD AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of May 10, 2022 (amending and restating the Second Amended and Restated Shareholder Rights Plan Agreement dated as of May 6, 2019) between TRICON RESIDENTIAL INC. (the “Company”), a company incorporated under the laws of the Province of Ontario, and TSX TRUST COMPANY, a company existing under the laws of Canada (the “Rights Agent”)
WHEREAS:
(a)effective May 20, 2010, the Board of Directors of the Company, in the exercise of its fiduciary duties, determined that it is advisable and in the best interests of the Company to adopt a shareholder rights plan to ensure, to the extent possible, that the Board of Directors has sufficient time to properly develop and pursue the alternatives that could maximize value for all shareholders of the Company and to ensure that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company;
(b)effective April 6, 2016, the Board of Directors approved certain amendments to the Company’s shareholder rights plan (the “First Amended and Restated Agreement”);
(c)effective May 6, 2019, the Board of Directors approved certain further amendments to the First Amended and Restated Plan (the “Second Amended and Restated Agreement”);
(d)effective July 7, 2020, the Company changed its name from ‘‘Tricon Capital Group Inc.’’ to “Tricon Residential Inc.’’;
(e)effective May 10, 2022, the Board of Directors approved certain further amendments to the Second Amended and Restated Plan (as amended and restated herein, the “Rights Plan”);
(f)pursuant to Section 5.17 of the Rights Plan, the Rights Plan requires reconfirmation every third annual meeting of the shareholders of the Company;
(g)the Board of Directors has determined that the Rights Plan shall continue its ongoing effectiveness, upon receiving the requisite approval of Independent Shareholders;
(h)in order to continue the Rights Plan, the Board of Directors has confirmed its authorization and issuance of:
(i)one Right effective at the Record Time in respect of each Common Share outstanding at the Record Time; and
(ii)one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;
(i)each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement;
(j)the Company has appointed the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Company in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement; and
(k)capitalized terms used above without definition have the meanings given to such terms in Article 1 of this Agreement;
NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the Company and the Rights Agent agree as follows:

Article 1 - INTERPRETATION
1.1Certain Definitions
For purposes of this Agreement, the following terms have the meanings indicated;
(a)“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Securities; provided, however, that the term “Acquiring Person” shall not include:
(i)the Company or any Subsidiary of the Company;
(ii)any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Securities as a result of one or any combination of:
(A)a Voting Security Reduction,
(B)a Permitted Bid Acquisition,
(C)an Exempt Acquisition,
(D)a Convertible Security Acquisition, or
(E)a Pro Rata Acquisition;
provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Securities by reason of one or any combination of (A), (B), (C), (D) or (E) above and thereafter becomes the Beneficial Owner of additional Voting Securities in an amount greater than 1% of the outstanding Voting Securities (other than pursuant to one or any combination of (A), (B), (C), (D) or (E) above), then as of the date such Person becomes the Beneficial Owner of such additional Voting Securities, such Person shall become an “Acquiring Person”;
(iii)for a period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Securities as a result of such Person becoming disqualified from relying on Clause (B) of the definition of “Beneficial Owner” solely because such Person makes or proposes to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person (for the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person, and includes, without limitation, a report filed pursuant to NI 62-103 or NI 62-104);
(iv)an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Securities in connection with a distribution to the public of securities of the Company, which includes, without limitation, a distribution of securities pursuant to a prospectus or by way of private placement; or
(v)a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Securities of the Company determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Securities in an amount greater than 1% of the outstanding Voting Securities (other than pursuant to one or any combination of a Voting Security Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition).
(b)“Affiliate”, when used to indicate a relationship with a Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c)“Agreement” means this shareholder rights plan agreement, as the same may be amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement.
(d)“Associate”, when used to indicate a relationship with a specified Person, means (i) a spouse of that Person, (ii) any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, (iii) a child of that Person, or (iv) a relative of that Person or of a Person mentioned in items (i), (ii) or (iii) of this definition if that relative has the same residence as that Person.
(e)A Person shall be deemed the “Beneficial Owner” of, to have “Beneficial Ownership” of, and to “Beneficially Own”:
(i)any securities as to which such Person or any of such Person’s Affiliates or Associates is, directly or indirectly, the owner at law or in equity;
(ii)any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, including but not limited to any lock-up agreement or similar agreement, arrangement or understanding that is not a Permitted Lock-up Agreement, whether or not in writing (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and (B) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; and
(iii)securities which are Beneficially Owned within the meaning of Clauses 1.1(e)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert;
provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security because:
(A)the holder of such security has agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, or such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;
(B)such Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:
(1)the ordinary business of any such Person (the “Investment Manager”) includes the management of mutual funds or other investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and the Investment Manager holds such security in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law,
(2)such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts,

(3)such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies,
(4)such Person is a Crown agent or agency (a “Crown Agent”), or
(5)such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”) or is a Plan registered under the laws of Canada or any province thereof or the laws of the United States of America or any State thereof;
provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Crown Agent, the Administrator or the Plan, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Securities or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, in each case, alone or by acting jointly or in concert with any other Person;
(C)such Person is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;
(D)such Person is the registered holder of securities solely as the result of carrying on the business of or acting as a nominee of a securities depositary; or
(E)such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan.
(f)“Board of Directors” means the board of directors of the Company.
(g)“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in City of Toronto, Ontario are authorized or obligated by law to close.
(h)“Canadian Dollar Equivalent” of any amount, which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. – Canadian Exchange Rate in effect on such date.
(i)“Canadian – U.S. Exchange Rate” means, on any date, the inverse of the U.S. – Canadian Exchange Rate in effect on such date.
(j)“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in the City of Toronto, Ontario of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Toronto of the Rights Agent) is closed to the public; provided, however, that for the purposes of the definitions of “Competing Permitted Bid” and “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time at the place of deposit) on the next succeeding Business Day).
(k)“Common Shares” means the common shares in the capital of the Company.

(l)“Competing Permitted Bid” means a Take-over Bid that:
(i)is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”);
(ii)satisfies all the provisions of the definition of a Permitted Bid, other than the requirement set out in Clause (ii) of the definition of Permitted Bid; and
(iii)contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:
(A)no Voting Securities shall be taken up or paid for pursuant to such Take-over Bid (x) prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid, and (y) then only if, at the time that those Voting Securities are first taken up or paid for, more than 50% of the then outstanding Voting Securities held by Independent Shareholders have been deposited or tendered pursuant to that Take-over Bid and not withdrawn; and
(B)in the event that the requirement set out in Subclause 1.1(l)(iii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Securities for not less than 10 days from the date of that public announcement;
provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Securities made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Securities theretofore made, will cease to be a Permitted Bid Acquisition.
(m)A Person is “controlled” by another Person if:
(i)in the case of a body corporate:
(A)securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or two or more Persons acting jointly or in concert; and
(B)the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;
(ii)in the case of a Person that is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or on behalf of the Person or two or more Persons acting jointly or in concert;
and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
(n)“Convertible Securities” means, at any time, any securities issued by the Company from time to time (other than the Rights) carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Securities or other securities which are convertible into, exercisable into or exchangeable for Voting Securities (in each case, whether such right is exercisable immediately or within a period of 60 days from that time and whether or not on condition or the happening of any contingency or the making of any payment).
(o)“Convertible Security Acquisition” means the acquisition by a Person of Voting Securities upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition.
(p)“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a).

(q)“Disposition Date” has the meaning ascribed thereto in Subsection 5.2(c).
(r)“Election to Exercise” has the meaning ascribed thereto in Clause 2.2(d)(ii).
(s)“Exempt Acquisition” means an acquisition of Voting Securities or a Convertible Securities Acquisition (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2, (ii) pursuant to a distribution of Voting Securities or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Company pursuant to a prospectus or private placement provided that the Person does not become the Beneficial Owner of a greater percentage of the securities offered in the distribution than the percentage of Voting Securities Beneficially Owned by that Person immediately prior to the distribution, or (iii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval, or (iv) made as an intermediate step in a series of related transactions in connection with an acquisition by the Company or its Subsidiaries of a Person or assets, provided that the Person who acquires such Voting Shares and/or Convertible Securities distributes or is deemed to distribute such securities to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Company’s then-outstanding Voting Shares.
(t)“Exercise Price” means, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be $100 per Common Share determined as at the Separation Time.
(u)“Expansion Factor” has the meaning ascribed thereto in Clause 2.3(a)(x).
(v)“Expiration Time” means the close of business on the date of termination of this Agreement pursuant to Section 5.17.
(w)“Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person.
(x)“holder” has the meaning ascribed thereto in Section 2.8.
(y)“Independent Shareholders” shall mean holders of Voting Securities, other than:
(i)any Acquiring Person;
(ii)any Offeror, other than any Person who by virtue of Clause (B) of the definition of “Beneficial Owner” is not deemed to Beneficially Own the Voting Securities held by such Person;
(iii)any Affiliate or Associate of any Acquiring Person or Offeror;
(iv)any Person acting jointly or in concert with any Acquiring Person or Offeror; and
(v)any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Voting Securities are to be voted or direct whether the Voting Securities are to be tendered to a Take-over Bid.
(z)“Market Price” per security of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the adjustment provided for in Section 2.3 or as the Board of Directors shall otherwise determine in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be:

(i)the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;
(ii)if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;
(iii)if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or
(iv)if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;
provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally recognized investment dealer or investment banker. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.
(aa)“NI 62-103” means National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, as same may from time to time be amended, re-enacted or replaced;
(ab)“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids, as same may from time to time be amended, re-enacted or replaced;
(ac)“Nominee” has the meaning ascribed thereto in Subsection 2.2(c).
(ad)“Offer to Acquire” includes:
(i)an offer to purchase or a solicitation of an offer to sell Voting Securities or Convertible Securities; and
(ii)an acceptance of an offer to sell Voting Securities or Convertible Securities, whether or not such offer to sell has been solicited;
or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.
(ae)“Offeror” means a Person who has announced a current intention to make or who is making a Take-over Bid;
(af)“Offeror’s Securities” means Voting Securities Beneficially Owned by an Offeror on the date of the Offer to Acquire.

(ag)“Permitted Bid” means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following provisions:
(i)the Take-over Bid is made to all holders of Voting Securities, other than the Offeror, as registered on the books of the Company;
(ii)the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Securities will be taken up or paid for pursuant to the Take-over Bid (x) prior to the close of business on the date which is not earlier than 105 days following the date the take-over bid circular is sent to shareholders of the Company or such shorter minimum period as determined under NI 62-104 for which a Take-over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder and (y) then and only if at the close of business on the date Voting Securities are first taken up or paid for under the Take-over Bid, more than 50% of the Voting Securities held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;
(iii)the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Voting Securities may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause 1.1(gg)(ii) and that any Voting Securities deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and
(iv)the Take-over Bid contains an irrevocable and unqualified provision that in the event that the provisions set forth in Clause 1.1(gg)(ii) are satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Securities for not less than 10 days from the date of such public announcement;
provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Securities made pursuant to such Permitted Bid, including any acquisition of Voting Securities theretofore made, will cease to be a Permitted Bid Acquisition.
(ah)“Permitted Bid Acquisition” means an acquisition of Voting Securities made pursuant to a Permitted Bid or a Competing Permitted Bid.
(ai)“Permitted Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Securities or Convertible Securities (each a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Securities or Convertible Securities (or both) to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that:
(i)the agreement:
(A)permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Securities or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that represents an offering price for each Voting Security or Convertible Security that exceeds, or provides a value that is greater than, the offering price or value represented or proposed to be represented by the Lock-up Bid; or
(B)    permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-up Person to withdraw if already deposited or tendered, the Voting Securities or Convertible Securities from the agreement in order to tender or deposit the Voting

Securities or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Security or Convertible Security that exceeds by as much as or more than a specified amount (the “Specified Amount”) the consideration for each Voting Security or Convertible Security contained in or proposed to be contained in, and is made for at least the same number of Voting Securities or Convertible Securities as, the Lock-up Bid; and
(2)does not by its terms provide for a Specified Amount that is greater than 7% over the consideration for each Voting Security or Convertible Security contained in or proposed to be contained in the Lock-up Bid;
and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for any other similar limitation on a Locked-up Person’s right to withdraw Voting Securities or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and
(ii)no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:
(A)the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and
(B)50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, is payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Securities or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Securities or Convertible Securities (or both) previously tendered thereto or supports another transaction.
(aj)“Person” includes any individual, firm, partnership, association, trust, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other entity.
(ak)“Pro Rata Acquisition” means an acquisition by a Person of Voting Securities or Convertible Securities pursuant to:
(i)a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Securities or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;
(ii)the acquisition or the exercise by the Person of only those rights to purchase Voting Securities distributed to that Person in the course of a distribution to all holders of securities of the Company of one or more particular classes or series pursuant to a rights offering (other than the Rights) or pursuant to a prospectus provided that the Person does not thereby acquire a greater percentage of such Voting Securities, or securities convertible into or exchangeable for Voting Securities, so offered than the Person’s percentage of Voting Securities Beneficially Owned immediately prior to such acquisition; or
(iii)a distribution of Voting Securities, or securities convertible into or exchangeable for Voting Securities (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Securities, or securities convertible into or exchangeable for Voting Securities, so offered than the Person’s percentage of Voting Securities Beneficially Owned immediately prior to such acquisition.

(al)“Record Time” means the close of business on May 20, 2010.
(am)“Redemption Price” has the meaning ascribed thereto in Subsection 5.1(a).
(an)“Right” means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement.
(ao)“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment I.
(ap)“Rights Register” has the meaning ascribed thereto in Subsection 2.6(a).
(aq)“Securities Act” means the Securities Act (Ontario) as amended from time to time, and the regulations thereunder, and any comparable or successor laws or regulations thereto.
(ar)“Separation Time” shall mean the close of business on the 10th Trading Day after the earlier of:
(i)the Stock Acquisition Date;
(ii)the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and
(iii)the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;
or, in the case of clauses (ii) and (iii) of this definition, such later date as may be determined by the Board of Directors in good faith; provided that if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this provision, never to have been made.
(as)“Shareholder Approval” means approval by a majority of the votes cast by the holders of Voting Securities at a meeting called and held in accordance with applicable laws and the articles and by-laws of the Company or a written resolution approved by holders of a majority of the outstanding Voting Securities excluding, in all cases, Voting Securities held by Persons who are not Independent Shareholders.
(at)“Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to NI 62-103, NI 62-104 or any other applicable securities laws) by the Company or an Acquiring Person of facts indicating that an Acquiring Person has become such.
(au)A corporation shall be deemed to be a “Subsidiary” of another corporation if:
(i)it is controlled by:
(A)that other;
(B)that other and one or more corporations each of which is controlled by that other; or
(C)two or more corporations each of which is controlled by that other; or
(ii)it is a Subsidiary of a corporation that is that other’s Subsidiary.
(av)“Take-over Bid” means an Offer to Acquire Voting Securities, or securities convertible into Voting Securities, where the Voting Securities subject to the Offer to Acquire, together with (i) the Voting Securities into which securities subject to the Offer to Acquire are convertible and (ii) the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Securities at the date of the Offer to Acquire.
(aw)“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.
(ax)“U.S. – Canadian Exchange Rate” means, on any date:
(i)if on such date the Bank of Canada sets a daily rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and
(ii)in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.
(ay)“U.S. Dollar Equivalent” of any amount, which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian – U.S. Exchange Rate in effect on such date.
(az)“Voting Security Reduction” means an acquisition or redemption by the Company of Voting Securities or any other transaction which, by reducing the number of Voting Securities outstanding, increases the proportionate number of Voting Securities Beneficially Owned by any person to 20% or more of the Voting Securities then outstanding.
(ba)“Voting Securities” shall mean the Common Shares of the Company and any other securities in the capital of the Company entitled to vote generally in the election of all directors.
1.2Currency
All sums of money, which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.
1.3Headings
The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.4Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Securities
For purposes of this Agreement, the percentage of Voting Securities Beneficially Owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:
100 x A/B
where:
A    =    the number of votes for the election of all directors generally attaching to the Voting Securities Beneficially Owned by such Person; and
B    =    the number of votes for the election of all directors generally attaching to all outstanding Voting Securities.
For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Voting Securities which may be acquired pursuant to Convertible Securities, such Voting Securities shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Securities Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Securities which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.
1.5Acting Jointly or in Concert
For the purposes of this Agreement, a Person is acting jointly or in concert with every other Person who, as a result of any agreement, commitment, or understanding, whether formal or informal, with the first Person acquires or offers to acquire Voting Securities or Convertible Securities, and an Affiliate of such Person (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by way of prospectus or private placement; or (B) pledges of securities in the ordinary course of business).
Article 2- THE RIGHTS
1.1Issuance and Evidence of Holdings of Rights
One Right in respect of each Common Share outstanding at the Record Time and each Common Share which may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof. Notwithstanding the foregoing, one Right in respect of each Common Share issued after the Record Time upon the exercise of rights pursuant to Convertible Securities outstanding at the Stock Acquisition Date may be issued after the Separation Time but prior to the Expiration Time.
Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:
“Until the Separation Time (as defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights described in a Third Amended and Restated Shareholder Rights Plan Agreement dated as of May 10, 2022, as may be amended or supplemented from time to time (the “Shareholder Rights Agreement”) between Tricon Residential Inc. (the “Company”) and TSX Trust Company (formerly, Equity Financial Trust Company) (the “Rights Agent”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may expire, may be amended or redeemed, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request therefor.”
Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share represented thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.
Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Company’s securities register for shares.
1.2Exercise of Rights; Detachment of Rights
(a)Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.
(b)Until the Separation Time:
(i)the Rights shall not be exercisable and no Right may be exercised; and
(ii)each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.
(c)From and after the Separation Time and prior to the Expiration Time:
(i)the Rights shall be exercisable; and
(ii)the registration and transfer of Rights shall be separate from and independent of the Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)) at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):
(x)    a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and
(y)    a disclosure statement describing the Rights,
provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.
(d)Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:
(i)the Rights Certificate evidencing such Rights;
(ii)an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and
(iii)payment by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.
(e)Upon receipt of a Rights Certificate, together with a duly completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:
(i)requisition from the transfer agent for the Common Shares certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);
(ii)when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;
(iii)after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;
(iv)after receipt of the certificates referred to in Clause 2.2(e)(i), deliver any cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and
(v)tender to the Company all payments received on exercise of the Rights.
(f)In case the holder of any Rights exercises less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.6(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.
(g)The Company covenants and agrees that it will:
(i)take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.
(ii)take all such actions as may be necessary and within its power to comply with the requirements of its constating documents, the Securities Act and the securities laws or comparable legislation of each of the provinces and territories of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;
(iii)use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;
(iv)cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;
(v)pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and
(vi)after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.
1.3Adjustments to Exercise Price; Number of Rights
The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.
(a)In the event the Company at any time after the Separation Time and prior to the Expiration Time:
(i)declares or pays a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) other than pursuant to any optional dividend reinvestment plan or a dividend payable in Voting Securities in lieu of a regular periodic cash dividend;
(ii)subdivides or changes the then outstanding Common Shares into a greater number of Common Shares;
(iii)consolidates or changes the then outstanding Common Shares into a smaller number of Common Shares; or
(iv)otherwise issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement, or consolidation, the Exercise Price, the number of Rights outstanding and the securities purchasable upon exercise of the Rights shall be adjusted as of the record or effective date as follows:
(x)    the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the “Expansion Factor”) that a holder of one Common Share immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of any such exchange, conversion or acquisition rights); and
(y)    each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Common Share will have exactly one Right associated with it.
To the extent that any such exchange, conversion or acquisition rights are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would be in effect, based on the number of Common Shares actually issued on the exercise of such rights.
In the event the Company at any time after the Record Time and prior to the Separation Time issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares), each such Common Share shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.
(b)If, after the Separation Time and prior to the Expiration Time, the Company shall issue any equity securities other than Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire shares of any such capital stock) in a transaction of a type described in Clause 2.3(a)(i) or (iv), the shares of such capital stock shall be treated herein as nearly equivalent to Common Shares to the extent practicable and appropriate under the circumstances, as determined by the Board of Directors, and the shares purchasable upon exercise of Rights shall be adjusted as necessary such that the shares purchasable upon exercise of each Right after such adjustment will be the shares that a holder of the shares purchasable upon exercise of one Right immediately prior to such issuance would hold thereafter as a result of such issuance. Notwithstanding Section 5.5, the Company and the Rights Agent are authorized and agree to amend this Agreement in order to give effect to the foregoing.
(c)In the event that at any time after the Record Time and prior to the Expiration Time there shall occur:
(i)a reclassification or redesignation of the Common Shares or any change of the Common Shares into other shares (other than as the result of an event described in Subsection 2.3(a));
(ii)a consolidation, merger or amalgamation of the Company with or into another body corporate (other than a consolidation, merger or amalgamation which does not result in a reclassification of the Common Shares or a change of the Common Shares into other shares); or
(iii)the transfer of all or substantially all of the assets of the Company to another body corporate;
a holder of a Right shall thereafter be entitled to receive and shall accept upon exercise of such Right, in lieu of the number of Common Shares to which such holder was theretofore entitled to acquire upon such exercise, the kind and amount of shares and/or other securities or property which such holder would have been entitled to receive as a result of such occurrence if, on the effective date thereof, such holder had been the holder of the number of Common Shares to which such holder was then entitled upon exercise of such Right. The Company shall take all necessary steps so that holders of Rights shall thereafter be entitled to acquire such shares and/or other securities or property, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 2.3.

(d)Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the earlier of:
(i)three years from the date of the transaction which gives rise to such adjustment; and
(ii)the Expiration Time.
(e)irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.
(f)In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.
(g)Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:
(i)consolidation or subdivision of Common Shares;
(ii)issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;
(iii)stock distributions; or
(iv)issuance of rights, options or warrants, hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.
(h)Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Company shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:
(i)file with the Rights Agent and with each transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and
(ii)cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.
Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.
(i)The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

1.4Date on Which Exercise Is Effective
Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.
1.5Execution, Authentication, Delivery and Dating of Rights Certificates
(a)The Rights Certificates shall be executed on behalf of the Company by its Chairman, President, Chief Executive Officer or Chief Financial Officer under the corporate seal of the Company reproduced thereon. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.
(b)Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.
(c)Each Rights Certificate shall be dated the date of countersignature thereof.
1.6Registration, Transfer and Exchange
(a)After the Separation Time, the Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.
After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.
(b)All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.
(c)Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Rights Agent duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

1.7Mutilated, Destroyed, Lost and Stolen Rights Certificates
(a)If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.
(b)If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:
(i)evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and
(ii)such security or indemnity as may be reasonably required by each of them in their sole discretion to save each of them and any of their agents harmless;
then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.
(c)As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.
(d)Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.
1.8Persons Deemed Owners of Rights
The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. In this Agreement, unless the context otherwise requires, the term “holder” of any Right means the registered holder of such Right (or, prior to the Separation Time, the associated Common Share).
1.9Delivery and Cancellation of Certificates
All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company on request.
1.10Agreement of Rights Holders
Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:
(a)such holder of Rights shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;
(b)prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;
(d)prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;
(e)such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein); and
(f)notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.
(g)subject to the provisions of Section 5.5, without the approval of any holder of Rights or Voting Securities and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein.
1.11Rights Certificate Holder Not Deemed a Shareholder
No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive distributions, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.
Article 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS
1.1Flip-in Event
(a)Subject to Subsection 3.1(b) and Sections 5.1 and 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Company shall take such action as shall be necessary to ensure and provide, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities laws or comparable legislation so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).
(b)Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Person acting jointly or in concert with an Acquiring Person); or
(ii)a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Person acting jointly or in concert with an Acquiring Person), that has the purpose or effect of avoiding this Clause 3.1(b), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.
(c)Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:
“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.”
provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.
Article 4 - THE RIGHTS AGENT
1.1General
(a)The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents (the “Co-Rights Agents”) as it may deem necessary or desirable subject to the approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder, with the prior approval of the Company. The Company also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.
(b)The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.
(c)The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.
1.2Merger, Amalgamation or Consolidation or Change of Name of Rights Agent
(a)Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.
(b)In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.
1.3Duties of Rights Agent
The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:
(a)the Rights Agent may at the Company’s expense retain and consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the prior approval of the Company, such approval not to be unreasonably withheld, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor;
(b)whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman, President, Chief Executive Officer, Chief Financial Officer or any other authorized signing officer of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;
(c)nothing in this Agreement shall be construed to relieve the Rights Agent of liability for its own gross negligence, bad faith or wilful misconduct;
(d)the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates

(except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;
(e)the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;
(f)the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;
(g)the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, President, Chief Executive Officer, Chief Financial Officer or any other authorized signing officer of the Company, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such person;
(h)the Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement;
(i)nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and
(j)the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.
1.4Change of Rights Agent
The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Shares by registered or certified mail. The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of the Rights in accordance with Section 5.10. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Company), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of any and all outstanding amounts owing by the Company to the Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.10. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.
1.5Compliance with Money Laundering Legislation
The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.
1.6Privacy Provision
The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.
Article 5 – MISCELLANEOUS
1.1Redemption of Rights
(a)Subject to the prior consent of the holders of Voting Securities or Rights obtained as set forth in Section 5.5(b), or 5.5(c), as applicable, the Board of Directors, acting in good faith, may at any time prior to the occurrence of a Flip-in Event, as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).
(b)If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under Subsection 5.2(b) hereof, outstanding Voting Securities, the Board of Directors of the Company shall, immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.
(c)Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.
(d)If the Board of Directors elects to or is deemed to have elected to redeem the Rights (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Subsection 5.1(f), no further Rights shall thereafter be issued.
(e)Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Company’s transfer agent or transfer agents. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.
(f)Upon the Rights being redeemed pursuant to Subsection 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.
1.2Waiver of Flip-In Events
(a)Subject to the prior consent of the holders of Voting Securities or Rights obtained as set forth in Section 5.5(b), or 5.5(c), as applicable, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Securities otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of Voting Securities or otherwise than in the circumstances set forth in Subsection 5.2(c), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.
(b)The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur as a result of a Take-over Bid made by way of a take-over bid circular sent to all holders of Voting Securities, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent; provided, however, that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Securities prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(b).
(c)The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.2(c) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Securities such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.
1.3Expiration
No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.
1.4Issuance of New Rights Certificates
Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.
1.5Supplements and Amendments
(a)The Company may, at any time without the approval of shareholders of the Company or holders of Rights, make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)Subject to Subsection 5.5(a), the Company may, with the prior consent of the holders of Voting Securities obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Securities duly called and held in compliance with applicable laws and the articles of the Company.
(c)The Company may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.
(d)Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles of incorporation and by-laws with respect to meetings of shareholders of the Company.
(e)Any amendments made by the Company to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:
(i)if made before the Separation Time, be submitted to the holders of Voting Securities of the Company at the next meeting of holders of Voting Securities and the holders of Voting Securities may, by the majority referred to in Subsection 5.5(b), confirm or reject such amendment; and
(ii)if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.5(d), confirm or reject such amendment.
Any such amendment shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.
1.6Fractional Rights and Fractional Shares
(a)The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)The Company shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.
1.7Rights of Action
Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.
1.8Regulatory Approvals
Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance of or delivery of equity securities of the Company upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior necessary approvals of the Toronto Stock Exchange and any other exchange upon which the Common Shares may be listed to the extent required by the rules of the Toronto Stock Exchange or other exchange at the relevant time.
1.9Declaration as to Non-Canadian Holders
If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. If it would be necessary in any jurisdiction other than Canada to register any of the Rights or securities issuable on exercise of Rights prior to such issue or delivery, the Company will use its best efforts to establish procedures whereby shareholders entitled to such Rights, or holders of Rights entitled to securities upon the exercise of Rights, will have the ability to trade or exercise such Rights, or be issued such securities, without the need to register those securities in the jurisdiction in which they reside, through the establishment of a trustee to hold and sell such securities in Canada, or such other mechanism as the Board of Directors believes is appropriate.
1.10Notices
(a)Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:
Tricon Residential Inc.
7 St. Thomas Street
Suite 801
Toronto, ON M5S 2B7
Canada

Attention:    David Veneziano
Facsimile No.:    416-925-5022
Email:    dveneziano@triconcapital.com
With a copy to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Attention:    John Connon
Facsimile No.:    416-979-1234
Email:    jconnon@goodmans.ca
(b)Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:
TSX Trust Company
100 Adelaide St. W, Suite 301
Toronto, Ontario M5H 4H1

Attention:    Vice President, Corporate Trust
Facsimile No.:    416-361-0470
Email:    tmxestaff-corporatetrust@tmx.com
(c)Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for the Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.
(d)Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).
(e)Each of the Company and the Rights Agent may from time to time change its address for notice under Subsection 5.10(a) or (b) by notice to the other given in the manner aforesaid.
1.11Costs of Enforcement
The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.
1.12Successors
All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.
1.13Benefits of this Agreement
Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.
1.14Governing Law
This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

1.15Severability
If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.
1.16Effective Date
Notwithstanding its amendment and restatement as of the date hereof, this Agreement is effective and in full force and effect in accordance with its terms from and after May 20, 2010 and replaces and supersedes the Second Amended and Restated Agreement.
1.17Reconfirmation
This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Voting Securities who vote in respect of such reconfirmation at every third annual meeting of the shareholders following the meeting at which this Agreement is confirmed.
If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting of the shareholders, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of the applicable annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.2), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.17.
1.18Determinations and Actions by the Board of Directors
All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Company to any liability whatsoever to the holders of the Rights.
1.19Time of the Essence
Time shall be of the essence in this Agreement.
1.20Execution in Counterparts
This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
5.21 Fiduciary Duties of Directors
Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TRICON RESIDENTIAL INC.
By:	"David Veneziano"
Name: David Veneziano Title: Chief Legal Officer

TSX TRUST COMPANY
By:	"Donald Cranford"
Name: Title:
By:	"Dalisha Dyal"
Name: Dalisha Dyal Title: Corporate Trust Officer

ATTACHMENT I
TRICON RESIDENTIAL INC.
SHAREHOLDER RIGHTS PLAN AGREEMENT
FORM OF RIGHTS CERTIFICATE
Name of Registered Holder: ___________________________________________________________________
Certificate No.                         Number of Rights: ____________
THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.
Rights Certificate
This certifies that , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Third Amended and Restated Shareholder Rights Plan Agreement, dated as of May 10, 2022, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Tricon Residential Inc., a corporation incorporated under the laws of the Province of Ontario (the “Company”) and TSX Trust Company (formerly, Equity Financial Trust Company), a company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent, together with payment of the Exercise Price by certified cheque, bank draft or money order payable to the Company, at the Rights Agents’ principal office in the City of Toronto. The Exercise Price shall be $100, expressed in Canadian dollars, (as such term is defined in the Shareholder Rights Agreement) per Common Share at the Separation Time, subject to adjustment in certain events as provided in the Shareholder Rights Agreement.
This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Company.
This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.
No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.
No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof; nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a holder of Voting Securities of the Company or any right to vote for the election of directors or upon any matter submitted to holder of Voting Securities at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting holders of Voting Securities (except as provided in the Shareholder Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.
This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.
WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.
Date:

TRICON RESIDENTIAL INC.

By:
    Authorized Signature

Countersigned:
Date:

TSX TRUST COMPANY

By:
    Authorized Signature

FORM OF ELECTION TO EXERCISE
(To be exercised by the registered holder if such holder desires to exercise the Rights represented by this Certificate.)
TO:
The undersigned hereby irrevocably elects to exercise          whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

(Social Insurance Number or other taxpayer identification number)
If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

(Social Insurance Number or other taxpayer identification number)
Dated:            Signature:
Signature Guaranteed:    (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
Signature must be guaranteed by a Canadian Schedule 1 chartered bank or by medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

CERTIFICATE
(To be completed if true.)
The undersigned party exercising Rights hereunder hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(please print name of signatory)

NOTICE
In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby, the Company will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

(To be attached to each Rights Certificate.)

FORM OF ASSIGNMENT
(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Certificate.)
FOR VALUE RECEIVED                  hereby sells, assigns and transfers unto

(Please print name and address of transferee.)
the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                         , as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.
Dated:            Signature:

Signature Guaranteed:    (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
Signature must be guaranteed by a Canadian Schedule 1 chartered bank or by medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

CERTIFICATE
(To be completed if true.)
The undersigned party transferring Rights hereunder hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(please print name of signatory)
(To be attached to each Rights Certificate.)

NOTICE
In the event the certification set forth above in the Form of Assignment is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.